EXHIBIT 22 - PROXY STATEMENT FOR ANNUAL MEETING




                           THE SAVANNAH BANCORP, INC.
                                 25 Bull Street
                             Savannah, Georgia 31401
                                  912-651-8200


                                 March 20, 2002


Dear Shareholder,

The 2002 Annual Meeting of The Savannah Bancorp, Inc. will be held at 11:00 a.m. on Tuesday, April 16, 2002, at the Hyatt Regency Savannah, 2 West Bay Street, Savannah, Georgia. The directors and officers join me in inviting you to attend the meeting.

Enclosed are the Secretary's official Notice of Annual Meeting, a Proxy Statement and a Form of Proxy.

Please sign the proxy card and return it in the enclosed self-addressed envelope so that your shares will be voted at the meeting if you are unable to attend.

Shareholders who own stock in brokerage accounts and receive this information from ADP Proxy Services may also vote their shares using the Internet. Please follow the instructions on the enclosed voting materials.

We look forward to seeing you on April 16, 2002, at the Hyatt Regency Savannah.

                                   Sincerely,

                                 /s/ Archie H. Davis

                                   Archie H. Davis
                                   President and Chief
                                   Executive Officer

Enclosures

                           THE SAVANNAH BANCORP, INC.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 16, 2002

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of The Savannah Bancorp, Inc. (the "Company") will be held at the Hyatt Regency Savannah, 2 West Bay Street, Savannah, Georgia, on April 16, 2002, at 11:00 a.m., Eastern Daylight Time, for the purpose of considering and acting upon the following matters:

I. To elect four Directors of the Third Class to serve until the annual meeting of shareholders in 2005.

II. To ratify the appointment of BDO Seidman, LLP as independent accountants to audit the Company's financial statements for the year 2002.

III. To transact such other business as may come properly before the Annual Meeting or any adjournments thereof.

      Only stockholders of record of The Savannah Bancorp, Inc. at the close of business on March 1, 2002, are entitled to notice of and to vote at the Meeting.

                                      BY ORDER OF THE BOARD OF DIRECTORS

                                    /s/ J. Curtis Lewis III

                                      J. Curtis Lewis III
                                      Secretary

March 20, 2002

PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY TO THE COMPANY IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY. YOUR VOTE IS IMPORTANT, WHETHER YOU OWN A FEW SHARES OR MANY.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE PROPOSALS REFERRED TO ABOVE AND DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

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                                 PROXY STATEMENT
                                  INTRODUCTION

General

This Proxy Statement is being furnished to the shareholders of The Savannah Bancorp, Inc. (the "Company") in connection with the solicitation of Proxies by and on behalf of the Board of Directors of the Company from holders of the outstanding shares of the $1.00 par value common stock of the Company (the "Common Stock") for use at the Annual Meeting of Shareholders of the Company to be held at the Hyatt Regency Savannah, 2 West Bay Street, Savannah, Georgia, on April 16, 2002, at 11:00 a.m., Eastern Daylight Time.

The Board of Directors has fixed the close of business on March 1, 2002 as the record date for determination of the shareholders entitled to receive notice of and to vote at the Annual Meeting. Accordingly, only holders of record of the Common Stock at the close of business on that day will be entitled to vote at the Annual Meeting. At the close of business on that day, there were 2,991,378 shares of Common Stock issued and 2,983,198 shares outstanding. Shares of Common Stock represented by properly executed Proxies, if such Proxies are received in time and are not revoked, will be voted at the Annual Meeting in accordance with any instructions indicated in such Proxy. If no instructions are indicated, such shares will be voted (a) For the election of four persons as Directors of the Company, (b) to ratify the appointment of BDO Seidman, LLP, and (c) in the discretion of the persons designated in the Proxies as to any other matter that may come properly before the Annual Meeting.

A shareholder who has submitted a Proxy may revoke it at any time prior to its exercise at the Annual Meeting by either (i) giving written notice of revocation to the Secretary of the Company, (ii) properly submitting to the Company a duly executed Proxy bearing a later date or (iii) voting in person at the Annual Meeting. All written notices of revocation and other communications with respect to revocation of Proxies should be addressed as follows: The Savannah Bancorp, Inc., 25 Bull Street, Savannah, Georgia 31401, Attention: J. Curtis Lewis III, Secretary.

This Proxy Statement is dated March 20, 2002, and is first being mailed to the shareholders of the Company on or about March 20, 2002. The 2001 Annual Report to Shareholders of the Company, including financial statements for the year ended December 31, 2001, has been mailed to shareholders with this Proxy Statement. Such Report and financial statements are not a part of this Proxy Statement.

The principal executive offices of the Company are located at 25 Bull Street, Savannah, Georgia 31401, and the telephone number of the Company at that address is (912) 651-8200. Where the context requires in this Proxy Statement, the term the "Company" may be used to refer collectively to the Company and its subsidiaries, The Savannah Bank, N.A. ("Savannah Bank") and Bryan Bank & Trust ("Bryan Bank"), collectively referred to as the "Banks."

                                   PROPOSAL I

                              ELECTION OF DIRECTORS

The Board of Directors of the Company is divided into three Classes, with the terms of office of each Class ending in successive years. The terms of Directors of the Third Class expire at this Annual Meeting. The Directors of the First Class and the Second Class will continue in office. As a result of the retirement of Jack Shearouse at the mandatory retirement age, there are currently four directors in the Third Class and four directors in the Second

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Class and six directors in the First Class. The shareholders are being asked to vote on the re-election of the Directors in the Third Class.

The shares represented by the enclosed Proxy will be voted for the election of the four nominees whose names appear below. In the event that any nominee is unable to serve (which is not anticipated), the Proxies will cast votes for the remaining nominees and for such other persons as The Board of Directors may select. A plurality of the votes cast by the shares of Common Stock represented at the Annual Meeting, at which a quorum must be present, is required for the election of the Directors listed, as well as for the approval of all other proposals to be acted upon at the Annual Meeting. Cumulative voting for Directors is not permitted.

The Board of Directors unanimously recommends a vote FOR the election of the four nominees listed below.

The following table sets forth the name of each nominee Director and each Director continuing in office; a description of his or her positions and offices with the Company (other than as a Director), if any; a brief description of his or her principal occupation and business experience during at least the last five years; directorships presently held by him or her in other companies with registered securities; and certain other information including his or her age and the number of shares of Common Stock beneficially owned as of March 1, 2002. For information concerning membership of committees of the Board of Directors and other information, see "Proposal I - Election of Directors - Information about the Board of Directors and Certain Committees."

All reports required pursuant to the insider trading regulations were filed timely except for transactions by Directors Levy and Royal. Reports including small transactions not previously filed on Form 4, were timely filed on Form 4 or 5 on February 14, 2002. All share amounts have been adjusted to reflect a ten-percent stock dividend declared April 27, 2001.

                                                                      Amount and
Name, Age, And Year                                           Nature of   Per-
First Elected Or                                             Beneficial   Cent
Appointed A Director        Information About Nominee Or       Owner-      Of
Or Executive Officer        Director Continuing In Office      ship(1)  Class(2)
--------------------------------------------------------------------------------

                              NOMINEES FOR DIRECTOR
                                   Third Class
                        Term Expiring Annual Meeting 2005

Archie H. Davis (60)        Mr. Davis is President and Chief   121,305(2)   3.99
1989                        Executive Officer of the Company
                            and CEO of Savannah Bank and a
                            director of Bryan Bank.  Mr.
                            Davis is also a director of the
                            Savannah Electric and Power
                            Company, a subsidiary of the
                            Southern Company.

L. Carlton Gill (61)        Mr. Gill has retired from S. A.     65,639(3)   2.20
1998                        Allen, Inc. where he was a
                            procurement forester since 1964.

Jack M. Jones (65)          Mr. Jones is a private investor.    19,167      0.64
1989                        He is retired from the insurance
                            industry and serves as Chairman
                            of the Memorial Health University
                            Medical Center Board in Savannah.

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Robert T. Thompson,Jr.(61)  Mr. Thompson retired from CSX       44,110(4)   1.48
1998                        Incorporated, a railroad company,
                            where he was employed since 1962.

                            DIRECTORS CONTINUING IN OFFICE
                                     Second Class
                           Term Expiring Annual Meeting 2004

E. James Burnsed (62)       Mr. Burnsed has served as Vice      68,611(5)   2.29
1998                        Chairman of the Company since
                            December 1998 and Chairman & CEO
                            of Bryan Bank since January 1999.
                            He served as President & CEO of
                            Bryan Bancorp of Georgia, Inc.
                            and Bryan Bank from 1989 until
                            January 1999.

Russell W. Carpenter (61)   Mr. Carpenter is the President of   21,450      0.72
1989                        Minis & Co., an investment
                            advisoryfirm in Savannah, Georgia.
                            Mr.Carpenter has been with this
                            firm since 1972.

J. Wiley Ellis (61)         Mr. Ellis is the Chairman of the    27,348(6)   0.92
1989                        Board of Directors of the Company
                            and Savannah Bank and serves as
                            general counsel. He is also a
                            Director of Bryan Bank. He has been
                            a partner in the law firm of Ellis,
                            Painter, Ratterree & Bart LLP since
                            March 1, 1996.

Aaron M. Levy (61)          Mr. Levy is President of Levy       24,144      0.81
1989                        Jewelers, a chain of four
                            jewelry stores in Savannah,
                            Georgia.  Mr. Levy has been
                            employed by Levy Jewelers, Inc.
                            since 1962.

                                   First Class
                        Term Expiring Annual Meeting 2003

Robert H. Demere, Jr.(53)   Mr. Demere is President of          33,559(7)   1.12
1989                        Colonial Group, Inc., a petroleum
                            marketing company in Savannah,
                            Georgia.  Mr. Demere has been
                            employed by Colonial since 1974.

Robert W. Groves III (52)   Mr. Groves is Chairman of the       22,687      0.76
1989                        Board of Strachan Shipping
                            Company, Savannah, Georgia, a
                            stevedoring and terminal company.
                            Mr. Groves has been employed by
                            Strachan Shipping Company since
                            1973.

J. Curtis Lewis III (49)    Mr. Lewis is Secretary of the       43,664(8)   1.46
1989                        Company and the Bank.  Since
                            1980, Mr. Lewis has been a
                            partner in the law firm of Hunter
                            & Lewis, LLP in Savannah,
                            Georgia.

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M. Lane Morrison (56)       Mr. Morrison has been a partner     42,651(9)   1.43
1989                        in the law firm of Hunter,
                            Maclean, Exley & Dunn, PC,
                            Savannah, Georgia since 1995.

James Toby Roberts, Sr.(57) Mr. Roberts has been President      54,134(10)  1.81
1998                        and owner of Roberts Truck
                            Center, Savannah, GA since 1969.

James W. Royal (53)         Mr. Royal is President of Royal     42,412(11)  1.42
1998                        Brothers, Inc., engaged in the
                            retail hardware business in the
                            Richmond Hill area under the name
                            of Royal True Value and Village
                            True Value Hardware Stores since
                            1980.

                            All Directors and executive
                            officers as a group (18 persons)   730,068     26.68

(1) Information relating to beneficial ownership by Directors is based upon information furnished by each Director as of the date stated using "beneficial ownership" concepts set forth in rules promulgated by the Securities and Exchange Commission under Section 13(d) of the Securities Exchange Act of 1934. If not footnoted, the shares are owned with voting and dispositive rights. The percent of class is calculated on the assumption that a person's exercisable options have been exercised and that the total number of issued and outstanding shares of the Company have been increased correspondingly.

(2) Davis - Of the 121,305 shares beneficially owned by Mr. Davis, 31,762 shares are owned individually, 22,715 shares are in his IRA, 6,072 shares are owned by immediate family, 2,068 shares are owned by his wife, 4,238 shares are in his 401(k) plan and 54,450 shares are exercisable incentive stock options.

(3) Gill - Of the 65,639 shares beneficially owned by Mr. Gill, 50,667 shares are owned jointly with his wife, 2,995 shares are in his IRA, 1,623 shares are in his wife's IRA, 10,354 shares are owned by the estate of Louis C. Gill, of which he is the Executor.

(4) Thompson - Of the 44,110 shares beneficially owned by Mr. Thompson, 36,647 shares are owned individually, 2,770 shares are in his IRA, 3,676 shares are owned by his wife, and 1,017 shares are owned by immediate family.

(5) Burnsed - Of the 68,611 shares beneficially owned by Mr. Burnsed, 39,574 shares are owned individually, 12,400 shares are in his IRA, 5,637 shares are owned by his wife individually and 11,000 shares represent exercisable stock options.

(6) Ellis - Of the 27,348 shares beneficially owned by Mr. Ellis, 4,469 shares are owned individually, 18,342 shares are in his IRA, 4,537 shares are in a trust.

(7) Demere - Of the 33,559 shares beneficially owned by Mr. Demere, 25,580 are owned individually, 1,815 shares are in his IRA and 6,164 are owned by immediate family.

(8) Lewis - Of the 43,664 shares beneficially owned by Mr. Lewis, 22,506 shares are owned individually, 10,725 shares are in his IRA and money purchase retirement plan and 10,433 shares are owned by immediate family.

(9) Morrison - Of the 42,651 shares beneficially owned by Mr. Morrison, 11,797 are owned individually, 4,537 shares are in his IRA, 11,797 are owned by his wife and 14,520 shares are in a trust for his benefit.

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(10) Roberts - Of the 54,134 shares beneficially owned by Mr. Roberts, 42,570 shares are owned individually, 6,053 shares are in his IRA, 1,221 shares are owned by his wife and 4,290 shares are owned by immediate family.

(11) Royal - Of the 42,412 shares beneficially owned by Mr. Royal, 39,203 shares are owned individually, 2,802 shares are in his IRA and 407 shares are owned by his children.


                                   PROPOSAL II
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors of the Company, upon the recommendation of its Audit Committee, has appointed BDO Seidman, LLP, as independent Certified Public Accountants, for the Company and the Banks for the current year ending December 31, 2002.

The Board of Directors unanimously recommends a vote FOR ratification of the appointment of BDO Seidman, LLP as independent certified public accountants to audit the Company's consolidated financial statements for the calendar year 2002.


Management Stock Ownership

As of March 1, 2002, based on available information, all Directors and executive officers of the Company as a group (18 persons) beneficially owned 730,068 shares of Common Stock, which represented approximately 26.68 percent of the outstanding shares and exercisable options at that date. The directors have voting power for 731,062 shares, or 24.51 percent of the 2,983,198 shares outstanding. The foregoing figure includes, in some instances, shares in which members of a Director's or officer's immediate family have a beneficial interest by reason of shared voting or investment power and as to which the Director or officer may disclaim beneficial ownership.

Information About the Board of Directors and Certain Committees The Board of Directors of the Company held four regular and special meetings during 2001. All Directors attended at least 75 percent of the meetings except for Directors, Demere, Levy and Shearouse.

EXECUTIVE COMMITTEE. The Executive Committee for the Company was appointed in January 1999. It is composed of seven outside directors. Directors Davis and Burnsed serve as ex officio members of the Executive Committee. Regular Executive Committee meetings are held during each of the remaining eight months when none of the four regular board meetings are held. Directors J. Wiley Ellis, Chairman, Russell W. Carpenter, Robert H. Demere, Jr., Jack M. Jones, J. Curtis Lewis III, James Toby Roberts, Sr. and James W. Royal serve on this Committee. All members have attended at least 75 percent of the Executive Committee meetings except director Demere. The Board of Directors does not have a nominating committee. The Board of Directors serves this function.

AUDIT COMMITTEE. The Audit Committee serves as a liaison between the Board of Directors and the independent accountants of the Company. The Committee approves the overall scope of the audit, reviews the results of the audit and reviews the systems of internal control of the Company. The Board of Directors had adopted a written charter for The Audit Committee which is hereto as Appendix A. During the fiscal year ended December 31, 2001, the Audit Committee met five times. The Committee was composed of Directors J. Curtis Lewis III, Chairman, Russell W. Carpenter, Robert H, Demere, Jr., L. Carlton Gill, Jack M. Jones and Robert T. Thompson, Jr. All directors except director Demere attended at least 75 percent of the Audit Committee meetings. All members of the Audit Committee meet the independence standards of Rule 4200(a)(15) of the National Association of

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Securities Dealers listing standards. The formal report of the Audit Committee with respect to year 2001 begins on page 11 hereof.

PERSONNEL/COMPENSATION COMMITTEE. The Compensation Committee reviews and approves proposed direct compensation of officers, reviews and recommends to the Board incentive plans and benefit plans and reviews general compensation and benefits policy. The members of the Compensation Committee during 2001 were Directors Jack M. Jones, Chairman, Russell W. Carpenter, Robert W. Groves III and J. Curtis Lewis III. The Compensation Committee held two meetings in 2001. The formal report of the Personnel/Compensation Committee with respect to the year 2001 begins on page 10 hereof.

The following contains certain information about named executive officers of the Company and the Bank who are not Directors of the Company.

NAME AND YEAR FIRST
ELECTED AN OFFICER                     POSITIONS HELD AND PRINCIPAL
OF THE COMPANY             AGE         OCCUPATION LAST FIVE YEARS
-------------------        ---         --------------------------------
R. Stephen Stramm           52         Executive Vice President - Lending of
1990                                   the Company and Savannah Bank.

Robert B. Briscoe           50         Chief Financial Officer of the Company
1990                                   Executive Vice President and Chief
                                       Financial Officer of Savannah Bank.

G. Mike Odom, Jr.           39         Executive Vice President and Chief
2000                                   Operating Officer of The Company and
                                       President, COO and Director of Bryan
                                       Bank.  From 1996  to 1999, Mr. Odom
                                       served as Executive Vice President of
                                       Bryan Bank.

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                       EXECUTIVE COMPENSATION AND BENEFITS

The tables below set forth certain information concerning compensation paid to the most highly compensated executive officers whose cash compensation exceeded $100,000 ("Named Executive Officers") for services in all capacities during the years ended December 31, 2001, 2000 and 1999.

                           SUMMARY COMPENSATION TABLE

                                                                       Long Term
                             Annual Compensation (1)        Compensation Awards
                         --------------------------------  ---------------------
Name and                                    Other Annual               All Other
Principal                                      Compen-     Options/     Compen-
Position            Year   Salary    Bonus    sation(2)     SARs(3)    sation(4)
-----------------   ----  --------  -------   ----------    --------   ---------
Archie H. Davis     2001  $150,000  $11,656    $  9,900            0      $8,221
President & CEO     2000   150,000   37,139       9,424            0       8,700
                    1999   145,000   21,351       9,046            0       7,000

E. James Burnsed    2001  $105,000  $     0    $116,392(5)         0      $8,258
Vice Chairman       2000   100,000   36,175      82,624(5)         0       8,648
                    1999    90,000   42,930     112,493(5)         0       7,841

R. Stephen Stramm   2001  $115,000  $16,390    $  2,834            0      $6,976
Executive Vice      2000   110,000   21,079       2,794            0       7,141
President-Lending   1999   105,000   15,197       2,647            0       5,706

G. Mike Odom, Jr.   2001  $105,000  $     0    $  3,434        3,300      $8,223
Chief Operating     2000    97,000   35,439       4,473        4,400       6,989
Officer             1999    92,000   18,276       4,908            0       5,687

Robert B. Briscoe   2001  $ 95,000  $24,476    $  1,480        2,200      $5,894
Chief Financial     2000    90,000   15,890       1,486            0       6,084
Officer             1999    85,000   12,112         976            0       4,575

(1)  No compensation has been deferred.
(2) Includes club dues, directors' fees, Christmas bonus and excess premiums on group life insurance.
(3) Amounts shown represent the number of shares underlying incentive stock options granted each year.
(4) Amounts contributed to the Company's Employee Savings and Profit Sharing Plans.
(5) Mr. Burnsed's other annual compensation includes compensation resulting from the exercise of nonqualified stock options in 2001, 2000 and 1999.

Options granted on April 17, 2001, subsequently adjusted for a ten-percent stock dividend, included options for Mr. Odom for 3,300 shares and 2,200 shares for Mr. Briscoe at $17.21 per share, vesting over five years and expiring after ten years on April 16, 2011.

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                        AGGREGATED YEAR-END OPTION VALUES

Shown below is information with respect to unexercised options to purchase the Company Common Stock held by the Named Executive Officers at December 31, 2001.


                                                                             (1)
                                         Number of Securities        Value of Unexercised
                                        Underlying Unexercised          In-the-Money
                                             Options/SARS               Options/SARS
             # of Shares                    at Year-End(#)              at Year-End($)
              Acquired      Value      --------------------------  --------------------------
Name         on Exercise  Realized($)  Exercisable  Unexercisable  Exercisable  Unexercisable
-----------  -----------  -----------  -----------  -------------  -----------  -------------

Mr. Davis              0            0       54,450              0     $595,238       $      0
Mr. Burnsed        8,140     $112,413        6,600          4,400            0              0
Mr. Stramm             0            0       27,225              0      297,608              0
Mr. Odom               0            0       16,142          6,820      115,421         21,919
Mr. Briscoe            0            0        8,167          2,200       67,623          7,018

(1) "Value" is calculated as the market price of the underlying securities on December 31, 2001 minus the grant price that ranges from $5.51 to $23.30. The market price has been determined as the closing price of the Company's stock as quoted on the Nasdaq National Market, which was $20.40 per share on December 31, 2001.

Directors were paid $7,000 per year as Director fees plus $250 for each Special meeting attended. No committee fees were paid except for $250 per meeting attended of the holding company Executive Committee, which meets during the eight months in between quarterly Board meetings. The Chairman of the Board received an extra $500 per month, and the Secretary received an extra $250 per month for their additional responsibilities.

The Company entered into change in control agreements in February 1996 with Mr. Davis, Mr. Stramm and Mr. Briscoe. Change in control agreements were entered into with Mr. Burnsed and Mr. Odom in December 1998 under the terms of the merger agreement with Bryan Bancorp of Georgia, Inc. Each of said agreements provides that the employee shall continue to receive the same level of compensation for a period of one year after a "change in control" occurs, and if terminated without cause during the one-year period immediately following a "change in control", shall continue to receive the same level of compensation for a period of one year after such termination without cause. A "change in control" is a sale of all or a substantial portion of the Company's assets, a merger or other reorganization whereby the Company is not the surviving entity or a change in control as defined by the OCC.

The Savannah Bank has an incentive compensation arrangement with Messrs. Davis, Stramm and Briscoe in which they can earn a performance bonus up to 40 percent, 35 percent and 35 percent, respectively of their annual compensation, if the Company achieves certain specified earnings, growth and expense control objectives set forth by the Board of Directors. This arrangement was in place for 2001 and 2000. A maximum performance bonus of 15 percent was in place for 1999. Bryan Bank has an incentive compensation arrangement with Mr. Burnsed and Mr. Odom in which they can earn up to 40 percent of their annual compensation if the Company achieves certain performance goals. These incentive compensation formulas have been in place for all three years presented.

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                      REPORT OF THE COMPENSATION COMMITTEE

Decisions with respect to the compensation of the Company's Named Executive Officers are made by the Compensation Committee (the "Committee"). During 2001, the following non-employee Directors served on the Committee: Directors Jack M. Jones, Chairman, Russell W. Carpenter, Robert W. Groves III and J. Curtis Lewis III.. All decisions of the Committee relating to compensation are reviewed by the full Board of Directors. The report of the Committee presented below addresses the Company's compensation policies for 2001 with respect to Mr. Davis as CEO, as well as the Named Executive Officers as a group.

GENERAL COMPENSATION POLICIES. The Company has a formal compensation plan designed to compensate executives for actions deemed to promote long-term shareholder value. These objectives require that compensation arrangements be structured to: (1) provide competitive levels of compensation opportunity which are reflective of the degree of risk inherent in the Company's business plan and the contributions expected from senior executives; (2) integrate pay with the Company's business strategies, short-term and long-term performance goals, and results; (3) reward corporate performance achievements; and (4) recognize and reward individual initiative, responsibility and achievements. The Committee believes that stock ownership by management and stock-based performance compensation arrangements are beneficial in aligning management and shareholder interests in the enhancement of shareholder value. Base salaries are set by the Board, after recommendation by the Committee, and are intended to reflect individual performance and responsibility and to represent compensation believed by the Committee to be appropriate if the Named Executive Officers perform in a fully acceptable manner. In setting base salaries, consideration is also given to compensation paid to executives of financial institutions and other public companies similar in size and character to the Company.

The Committee has established a compensation package consisting of base salary, short-term incentive compensation in the form of cash bonuses based on the performance of the Company, and long-term incentive compensation in the form of incentive stock options.

COMPENSATION PAID IN 2001. The Company's policy as to compensation of its executive officers, including the CEO, has to date been based upon level of performance in relation to the responsibilities and accomplishments incident to the individual's job description. In determining compensation, the Committee considers the progress made by the Company in laying a foundation for future revenue enhancements, income improvements, growth of the Company, and quality of assets.

Compensation paid the Named Executive Officers in 2001 consisted of the following elements: base salary, bonus and matching contributions paid with respect to the Company's 401(k) Plan. Contributions made by the Company under the 401(k) Plan are made to all participating employees on a nondiscriminatory basis. The Company also has certain broad-based employee benefit plans in which Named Executive Officers participate. The value of these items is set forth in the above Summary Compensation Table shown under "All Other Compensation." Named Executive Officers also may have received perquisites in connection with their employment. However, such perquisites totaled less than 10 percent of their cash compensation in 2001. Except for bonuses and incentive stock options, the foregoing benefits and compensation are not directly or indirectly tied to Company performance.

During 2001, total assets of the Company grew 9.3 percent, loans grew 13.7 percent, net income increased 2.1 percent and return on average assets and average equity were 1.20 percent and 14.27 percent, respectively. The Company's loan and core deposit growth was good and expense control was good. However the prime interest rate declined from 9.50 percent to 4.75 percent during 2001. This non-controllable event negatively impacted earnings causing the Company to fall short of its consolidated earnings goals.

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

Based on the Company's performance and the objective incentive plan approved by the directors in February, 2001, the executive officers earned the following approximate percentages of base salary as incentive compensation: Mr. Davis - 8 percent; Mr. Burnsed - 0 percent; Mr. Stramm - 15 percent; Mr. Odom - 0 percent; and Mr. Briscoe - 26 percent.

Mr. Davis' 2001 Compensation. Mr. Davis' 2001 compensation consisted of a base salary and a cash bonus that totaled approximately 8 percent of base salary for the year. Mr. Davis' base salary of $150,000, plus director's fees of $7,000, was determined by the Committee at the beginning of the 2001. No increase in base salary was made for 2001. Mr. Davis' cash bonus of $11,656 for 2001 was determined based on specified Company performance goals consisting of earnings per share growth, return on equity, efficiency ratio, core earnings, loan growth, deposit growth and trust revenues.

OTHER INCENTIVE COMPENSATION. Similar Company and Bank incentive measures with different weightings were used for the other executive officers. The Company performance exceeded the minimum incentive thresholds only slightly in most instances. The Savannah Bank target performance goals were largely met with a pro rata reduction in the bonus payout for the unmet goals. The Bryan Bank executive officers accrued no incentives. Selected bonus increases were made to Mr. Briscoe and several other officers to reward overall performance above their incentive plan calculations.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. Mr. Lewis, an attorney, is not general counsel but does handle certain loan-related transactions for the Banks. The Company, with the approval of the Board, from time to time engages consultants to provide relevant analyses and compensation alternatives to the Compensation Committee and the Board.

                          REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors (the "Audit Committee") has:

1. Reviewed and discussed the audited financial statements for the year ended December 31, 2001 with the management of the Company and the Company's independent auditors.

2. Discussed with the Company's independent auditors the matters required to be discussed by Statement of Accounting Standards No. 61, as the same was in effect on the date of the Company's financial statements; and

3. Received the written disclosures and the letter from the Company's independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as the same was in effect on the date of the Company's financial statements.

Based on the foregoing materials and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2001 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001. A copy of the charter governing the audit committee is included as Appendix A to this proxy statement. The Audit Committee also recommended the reappointment of the independent certified public accountants and the Board of Directors concurred in such recommendation.

Members of the Audit Committe:

J. Curtis Lewis III, Chairman                   L. Carlton Gill
Russell W. Carpenter                            Jack M. Jones
Robert H. Demere, Jr.                           Robert T. Thompson, Jr.

                             STOCK PERFORMANCE GRAPH

The following table provides a graphic comparison of the cumulative total shareholder return (calculated based upon the stock appreciation) on the Common Stock of The Savannah Bancorp, Inc. for the five-year period from December 31, 1996 through December 31, 2001. It includes the cumulative total return on the NASDAQ Market Index, the S&P 500 Total Return Index and the SNL <$500M Bank Asset-Size Index and their investment of all dividends over the same period. All cumulative returns assume an initial investment of $100 in each of the Company's shares.




              A GRAPH PREPARED BY SNL SECURITIES BASED ON THE GRAPH
         INFORMATION BELOW, WHICH WAS PROVIDED BY THEM WAS FURNISHED TO
                           SHAREHOLDERS IN THIS SPACE.




Following are the data points in which the corporate performance graph is based.

                                        Period Ending
                      ----------------------------------------------------------
Index                 12/31/96  12/31/97  12/31/98  12/31/99  12/31/00  12/31/01
--------------------------------------------------------------------------------
Savannah Bancorp, Inc.  100.00    144.08    162.47    125.78    126.47    151.94
S&P 500                 100.00    133.37    171.44    207.52    188.62    166.22
NASDAQ - Total US*      100.00    122.48    172.68    320.89    193.01    153.15
SNL <$500M Bank Index   100.00    170.47    155.65    144.08    138.99    192.27

SNL Securities L.C. ("SNL") prepared the data included in the foregoing table. The SNL Bank Index includes banking companies with total assets less than $500 million in assets. This represents the peer group comparisons. The S & P Total Return Index and the Nasdaq - Total US Index are both broad market indexes.

It is understood that all information provided in the preceding graph: (i) has been gathered by SNL from sources believed by SNL to be reliable and (ii) is believed by SNL to be true and accurate in both form and content.

                         OWNERSHIP OF EQUITY SECURITIES

As of March 1, 2002, there were no shareholders known by the Company to be the beneficial owner, as defined by SEC rules, of five percent or more of the outstanding shares of Common Stock.


                                  OTHER MATTERS

CERTAIN TRANSACTIONS

The Bank has granted loans to certain Directors of the Bank and to their associates. The aggregate amounts of loans were $13.909 million and $13.986 million at December 31, 2001 and 2000, respectively. During 2001, $15.710 million of new loans were made, and repayments totaled $15.787 million. Unused lines of credit available to related parties aggregated $2.915 million and $3.738 million at December 31, 2001 and 2000, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and does not involve more than normal risk of collectibility. No other related party transactions or services rendered to the Company or the Bank exceeded $60,000. There are no family relationships between directors and/or executive officers.

PROXY SOLICITATION

The Company will pay the cost of soliciting Proxies for the Annual Meeting. In addition to solicitation of shareholders of record by mail, telephone or personal contact, the Company will be contacting brokers, dealers, banks or voting trustees or their nominees who can be identified as record holders of Common Stock. Such holders, after inquiry by the Company, will provide information concerning quantities of Proxy materials and 2001 Annual Reports needed to supply such information to beneficial owners, and the Company will reimburse them for the expense of mailing Proxy materials and 2001 Annual Reports to such owners.

SERVICES PROVIDED BY THE COMPANY'S AUDITORS

For the year ended December 31, 2001, total fees billed to the Company by the Company's principal auditors, BDO Seidman, LLP, which were exclusively for audit services, were $91,500. Approximately 58 percent of the total hours spent on the engagement to audit financial statements were performed by persons employed by Hancock, Askew & Co., LLP, a public accounting firm located in Savannah, Georgia, who worked under the supervision and direction of BDO Seidman, LLP.

A representative of BDO Seidman, LLP is expected to be present at the 2002 shareholders' meeting. He will have an opportunity to make a statement should he desire to do so and is expected to be available to respond to appropriate questions.

SHAREHOLDER PROPOSALS FOR 2003 ANNUAL MEETING

Proposals of shareholders to be presented at the 2003 Annual Meeting of the Company must be received by the Company on or before February 13, 2003 to be included in the Proxy Statement and Form of Proxy relating to the 2003 Annual Meeting of Shareholders. Proposals should be directed to The Savannah Bancorp, Inc., 25 Bull Street, Savannah, Georgia 31401, Attention: J. Curtis Lewis III, Secretary.

MISCELLANEOUS

The management of the Company knows of no other matters that are to be presented for action at the Annual Meeting. If any other matters are brought properly before the Annual Meeting, the persons designated in the enclosed Proxy will vote on such matters in accordance with their best judgment.

Upon the written request of any person whose Proxy is solicited by this Proxy Statement, the Company will furnish to such person without charge (other than for exhibits), a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, including financial statements and schedules thereto, as filed with the Securities and Exchange Commission (SEC). Requests should be directed to The Savannah Bancorp, Inc., PO Box 188, Savannah, Georgia 31402, Attention: Robert B. Briscoe, Chief Financial Officer. The Form 10-K is also available on the Internet from the SEC website at http://www.sec.gov/cgi-bin/srch-edgar?text=0000860519/ where it is accessible for immediate retrieval.

APPENDIX A - AUDIT COMMITTEE CHARTER

                           THE SAVANNAH BANCORP, INC.
                    GOVERNING CHARTER OF THE AUDIT COMMITTEE
               (Approved Annually By the Company and Bank Boards)

ORGANIZATION

This charter governs the operations of the Audit Committee of The Savannah Bancorp, Inc and its subsidiaries ("Audit Committee). The Audit Committee shall review and reassess the charter at least annually and obtain the approval of the board of directors. The Audit Committee shall be appointed by the board of directors and shall comprise at least four directors, each of whom are independent of management and the Company. Members of the Audit Committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company. All committee members shall be financially literate, and at least one member shall have accounting or related financial management expertise.

Each subsidiary bank will also have a bank audit committee comprised of at least three outside directors who have oversight responsibilities for all audit and regulatory matters for each individual bank. The holding company audit committee members may be deemed to serve as audit committee members for their respective banks where appropriate.

STATEMENT OF POLICY

The Audit Committee shall provide assistance to the board of directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the board. In so doing, it is the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, independent auditors, the internal auditors and management of the Company. In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain outside counsel, or other experts for this purpose.

RESPONSIBILITIES AND PROCESSES

The primary responsibility of the Audit Committee is to oversee the Company's financial reporting process on behalf of the board and report the results of their activities to the board. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. The Audit Committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

The following shall be the principal recurring processes of the Audit Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the committee may supplement them as appropriate.

   The Audit Committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the board and the Audit Committee, as representatives of the Company's shareholders. The Audit Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, replace the independent auditors. The Audit Committee shall discuss with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Annually, the committee shall review and recommend to the board the selection of the Company's independent auditors, subject to shareholders' approval.

   The Audit Committee shall discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits including the adequacy of staffing and compensation. Also, the Audit Committee shall discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs. Further, the committee shall meet separately with the internal auditors and the independent auditors, with and without management present, to discuss the results of their examinations.

   The Audit Committee shall review the interim financial statements with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. Also, the committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards. The chair of the committee may represent the entire committee for the purposes of this review.

   The committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.